EXHIBIT 99.37

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182



FOR IMMEDIATE RELEASE                                                    TX: GGG
June 7, 2004


          GLENCAIRN ANNUAL MEETING AND CORPORATE PRESENTATION WEBCAST


Glencaim Gold Corporation (TSX: GGG) will hold its Annual and Special Meeting of Shareholders on Monday June 7, 2004, at 4:00 pm (ET) followed by a corporate presentation to provide an update on exploration activity, construction progress at the Bellavista Project in Costa Rica and general corporate developments.

The meeting and presentation will be held at the National Club, Howland Room, 303 Bay St., Toronto Ont. The presentation will be webcast live beginning at approximately 4:15 pm (E.T.) and can be viewed at http://webl.to.fastvibe.com/CWS/glj/040607glj/index.asp. The presentation will be archived on the Company's website at http://www.glencairngold.com/.

Glencaim Gold Corporation is a gold producer with one operating gold mine in Nicaragua, a second mine under construction in Costa Rica which will double the Company's current gold output when commercial production begins in early 2005, and an excellent portfolio of exploration targets. Glencairn is debt free, unhedged and has financing in place to complete all projects currently under way.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Colette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.